Exhibit 77D

Royce Capital Fund

        On April 6, 2011, The Board of Trustees of Royce Capital Fund voted to amend the definition of "foreign securities", for purposes of each series' investment restrictions, so that it is determined based on whether the headquarters of the Company are located outside the United States.

        On April 6, 2011, The Board of Trustees of Royce Capital Fund voted to revise the non-fundamental investment policies of Royce Micro-Cap Portfolio, effective May 1, 2011, to restrict the Fund from investing more than 35% of its net assets in foreign securities.